EXHIBIT 21 -- Subsidiaries of the Registrant

As of September 1, 2005, SBS Technologies, Inc. has the following subsidiaries:

Name of Subsidiary	State of Incorporation
SBS Technologies, Inc., Government Group	New Mexico
SBS Technologies, Inc., Communications and Enterprise Group	Minnesota
SBS Technologies, Inc. Foreign Holding Company	Nevada
SBS Technologies, Inc., German Holdings, LLC	Delaware
SBS Technologies, GmbH & Co. KG (1)	Germany
ortec Electronic Assembly GmbH (2)	Germany
SBS or Computers Verwaltungs GmbH (1)	Germany
SBS Technologies (Canada), Inc. (3)	Canada
SBS Technologies Finance LP (3)	Canada
SBS Technologies (Shenzhen) Limited (3)	China

(1) A subsidiary of SBS Technologies, Inc., German Holdings, LLC
(2) A subsidiary of SBS Technologies, GmbH & Co. KG
(3) A subsidiary of SBS Technologies, Inc. Foreign Holding Company